Exhibit 99.1

MEDIA RELEASE

SMART Reports Annual and Fourth Quarter 2015 Financial Results

•	Annual Revenue — $431.3 million Adjusted; $492.9 million GAAP
•	Annual Adjusted EBITDA— $34.4 million
•	Annual Net Income— $0.2 million Adjusted; $24.1 million GAAP

CALGARY, Alberta – May 14, 2015 – SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced financial results for its fiscal year and fourth quarter ended March 31, 2015.

“In fiscal 2015 we continued to work through our challenging turnaround, taking a company whose revenues were principally derived from interactive whiteboards for education, which are in decline, and reinventing the SMART brand by developing and bringing exciting new solutions to market for both education and enterprise,” said Neil Gaydon, president and CEO of SMART. “Investments in our four strategic initiatives - interactive flat panels, software monetization, enterprise solutions, and SMART kapp - all made progress, while we continued driving efficiencies, attracting and developing our talent pool, and developing innovative new solutions. We plan to launch our exciting new offering, kapp iQ, which features multi-way whiteboarding with any connected device on our 4K-HD digital flat panel displays, at Infocomm in June, and we expect to begin shipping kapp iQ this summer.”

Financial Highlights

•	GAAP revenue in fiscal 2015 decreased by $96 million year-over-year to $493 million. Adjusted Revenue, which excludes the change in deferred revenue, decreased by $127 million, from $558 million in fiscal 2014 to $431 million in fiscal 2015. The decline in revenue is primarily due to lower sales of legacy products, including interactive whiteboards and projectors, and the exit and wind down of our NextWindow business, partly offset by strong year-over-year increases in sales of interactive flat panels and software;
•	GAAP gross margin decreased by $17 million to $232 million in fiscal 2015 compared to fiscal 2014. Adjusted Gross Margin, which excludes the change in deferred revenue, decreased by $48 million to $170 million in fiscal 2015 compared to fiscal 2014 due to lower Adjusted Revenue. For fiscal 2015, the year-over-year Adjusted Gross Margin percentage remained flat at 39%;
•	Cash operating expense declined by $14 million year-over-year to $139 million in fiscal 2015. This was largely driven by the impact of restructuring, which resulted in reductions in discretionary spending and compensation costs, and foreign exchange movements, primarily as a result of the strengthening of the U.S. dollar against the Canadian dollar;
•	Adjusted EBITDA, which is defined below under “Non-GAAP Measures”, decreased by $40 million year-over-year to $34 million in fiscal 2015 due to lower Adjusted Gross Margin, partly offset by reduced cash operating expenses.

Operational Highlights

In fiscal 2015, SMART continued to execute on its turnaround plan, with a strategy intended to build a diversified offering of innovative software and hardware solutions in markets and areas of strong growth. In fiscal 2015, nearly one-third of SMART’s sales came from new solutions that were recently introduced. Key operational highlights for fiscal 2015 include:

•	Launching two ranges of innovative, differentiated, interactive flat panels (IFPs) for education and enterprise, with SMART IFP sales growing 50% year over year to reach market leading levels in North America and Europe;
•	Launching SMART amp™, our multi-award-winning, cloud-based education software-as-a-service, which seamlessly ‘glues’ the classroom together on any device, anytime, anywhere, providing real-time collaboration with a vast array of content without the requirement of a SMART Board®;
•	Generating increasing revenue, with high margins, from the monetization of our SMART Notebook® software;
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•	Upgrading the SMART Room System™ (SRS) for Skype for Business® (formerly Microsoft® Lync®) with advanced firmware, hardware and service options; and
•	Creating a new product category with the launch of SMART kapp™ and premium kapp services, which has been the recipient of multiple awards. SMART is currently improving the global reach for this product by growing the number of distributors and channel partners and building a backlog with them.

Outlook

Visibility of SMART’s business is inherently limited. Revenue for the first quarter of the 2016 fiscal year is expected to be in the $90 million to $100 million range and Adjusted EBITDA for the quarter is expected to be between breakeven and $5 million.

Financial Results

	GAAP Results
(US$ millions except	Three months ended Mar. 31,		Twelve months ended Mar. 31,
per share amounts)	2015	2014	2015	2014
Revenue	$99.6	$124.2	$492.9	$589.2
Net (loss) income	$(9.6)	$(3.6)	$24.1	$20.5
EPS (diluted)	$(0.08)	$(0.03)	$0.19	$0.16

	Non-GAAP Results
(US$ millions except	Three months ended Mar. 31,		Twelve months ended Mar. 31,
per share amounts)	2015	2014	2015	2014
Adjusted Revenue	$84.4	$108.7	$431.3	$558.4
Adjusted Gross Margin	$34.1	$36.7	$170.3	$218.3
Adjusted EBITDA	$0.4	$3.2	$34.4	$74.4
Adjusted Net (Loss) Income	$(6.3)	$(5.8)	$0.2	$27.3
Adjusted EPS (diluted)	$(0.05)	$(0.05)	$0.00	$0.22

The following table reconciles fiscal 2015 financial results reported in accordance with generally accepted accounting principles (“GAAP”) to certain non-GAAP financial measures. We have provided this non-GAAP financial information to aid investors in better understanding the company’s true operational performance.

	Twelve Months Ended Mar. 31, 2015
(US$ millions except	As Reported	Change in
per share amounts)	(GAAP)	Deferred	Other	Adjusted (Non-
		Revenue(1)	Adjustments(2)	GAAP)
Revenue	$492.9	$(61.6)	$–	$431.3
Net income	$24.1	$(46.2)	$22.3	$0.2
EPS (diluted)	$0.19	$(0.37)	$0.18	$0.00
(1)	In September of 2013, SMART moved to an annual software licensing model, resulting in a change to the software revenue deferral period from seven years to one year. As a result, SMART accelerated the amortization of deferred revenue over 18 months on a straight-line basis. This has had a significant impact on SMART’s results for six consecutive quarters, from Q3 of fiscal 2014 through to March 31, 2015.
(2)	A full reconciliation of non-GAAP measures is available in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the twelve months ended March 31, 2015.
(3)	Amounts in this table may not add up due to rounding.

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(US$ millions)	Three months ended Mar. 31,		Twelve months ended Mar. 31,
	2015	2014	2015	2014
Adjusted Revenue(1) by
Segment
Education	$61.4	$75.8	$334.6	$409.8
Enterprise	$23.0	$25.5	$90.5	$93.1
NextWindow	$–	$7.5	$6.2	$55.5
Adjusted Revenue	$84.4	$108.7	$431.3	$558.4

Adjusted EBITDA(1) by Segment
Education	$16.0	$18.2	$99.2	$143.5
Enterprise	$3.7	$5.5	$11.5	$16.1
NextWindow	$–	$0.2	$3.4	$5.3
Corporate(2)	$(19.4)	$(20.8)	$(79.7)	$(90.4)
Adjusted EBITDA	$0.4	$3.2	$34.4	$74.4
(1)	This is a non-GAAP measure. See non-GAAP measures section below for additional information.
(2)	Certain corporate level activity is not allocated to segments including research and development, corporate marketing expenses, and general and administrative costs such as management, finance, legal, information systems and human resources, and restructuring costs.
(3)	Amounts in this table may not add up due to rounding.

Conference Call Information

SMART will host a conference call today, May 14, 2015, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company's financial results. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America). A replay of this call will be available through May 24, 2015, by dialing 855.859.2056 or 800.585.8367 (North America), or 404.537.3406 (outside North America). The conference ID and replay pass code is 31657559. A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART's website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm.

About SMART

SMART Technologies Inc. (NASDAQ: SMT, TSX: SMA) is a world leader in collaboration solutions that are redefining the way the world works and learns. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and businesses around the globe. To learn more, visit smarttech.com.

SMT-F

Forward-looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words "expect", "intend", "plan", "believe", "project", "estimate", "anticipate", "may", "will", "continue" and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to our financial outlook for the first quarter of the 2016 fiscal year including first quarter Revenue and Adjusted EBITDA ranges, our expectations regarding interactive whiteboards for education being in decline, the launch of our new offering, kapp iQ, our expected launch date and launch venue for kapp iQ, when we expect to begin shipping kapp iQ, our strategy to build a growing business with a diversified offering of innovative software and hardware solutions in markets and areas of strong growth, and our plans to improve the global reach for SMART kapp by growing the number of distributors and channel members and building a backlog with them.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2015, which can be accessed on the SEDAR website at www.sedar.com or on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

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Although we believe that the assumptions inherent in the forward-looking statements contained in this presentation and the accompanying verbal presentation are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Non-GAAP measures

We define Adjusted Revenue as revenue adjusted for the change in deferred revenue balances during the period.

We define Adjusted Gross Margin as gross margin adjusted for the change in deferred revenue balances during the period.

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, adjusted for the following items: foreign exchange gains or losses, net change in deferred revenue balances, stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, other income, and gains or losses related to the sales of long-lived assets.

We define Adjusted Net Income as net income before stock-based compensation, costs of restructuring, foreign exchange gains or losses, net change in deferred revenue, amortization of intangible assets, impairment of goodwill, impairment of property and equipment, gains or losses related to the liquidation of foreign subsidiaries and gains or losses related to the sale of long-lived assets, all net of tax.

Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as alternatives to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations, and you should therefore not place undue reliance on them.

Due to the change in accounting estimate as a result of the reduction in the support period for previously sold products, as discussed in Note 1(k) in the consolidated financial statements, we chose to use the non-GAAP measures, Adjusted Revenue and Adjusted Gross Margin. We use Adjusted Revenue and Adjusted Gross Margin as key measures to provide additional insights into the operational performance of the Company and to help clarify trends affecting the Company’s business.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business after removing the effects of both our leveraged capital structure and the volatility associated with the foreign currency exchange rates on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business after removing the after-tax impact of stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, foreign exchange gains and losses, revenue deferral, amortization of intangible assets and gains or losses related to the sale of long-lived assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures, but such measures may not be directly comparable to ours. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of payments made under our incentive compensation plans. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

Adjusted EBITDA and Adjusted Net Income are not affected by the change in accounting estimate related to revenue recognition.

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SMART Technologies Inc.

Consolidated Condensed Statements of Operations

(millions of U.S. dollars, except for shares and per share amounts)

For the years ended March 31,
	2015	2014	2013
Revenue	$492.9	$589.2	$589.4
Cost of sales	261.1	340.1	322.4
Gross margin	231.9	249.1	266.9
Operating expenses
Selling, marketing and administration	103.6	116.7	176.2
Research and development	43.6	40.3	48.8
Depreciation and amortization	11.3	38.7	30.8
Restructuring costs	6.1	5.9	20.8
Impairment of goodwill	–	–	34.2
Impairment of property and equipment	–	–	2.2
(Gain) loss on sale of long-lived assets	(0.1)	(4.2)	0.1
Operating income (loss)	67.3	51.7	(46.1)
Non-operating expenses
Interest expense	20.0	21.4	12.8
Foreign exchange loss	11.1	9.9	5.0
Other income	(0.7)	(0.8)	(0.4)
Income (loss) before income taxes	37.0	21.1	(63.5)
Income tax expense (recovery)	12.9	0.5	(9.0)
Net income (loss)	$24.1	$20.5	$(54.5)
Earnings (loss) per share
Basic	$0.20	$0.17	$(0.45)
Diluted	$0.19	$0.16	$(0.45)
Weighted-average number of shares outstanding
Basic	121,581,694	120,997,027	120,744,832
Diluted	126,518,123	126,820,171	120,744,832
Period end number of shares outstanding	121,780,411	121,225,968	120,574,864

Amounts in this table may not add up due to rounding.

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SMART Technologies Inc.

Consolidated Condensed Balance Sheets

(millions of U.S. dollars)

	Mar. 31, 2015	Mar. 31, 2014
ASSETS
Current assets
Cash and cash equivalents	$54.5	$58.1
Trade receivables, net of allowance for receivables of $4.4 and $3.2	61.6	86.8
Other current assets	6.5	9.2
Income taxes recoverable	7.4	3.0
Inventory	51.6	78.2
Deferred income taxes	8.1	27.0
	189.6	262.4

Property and equipment	54.7	73.6
Intangible assets	0.2	0.4
Deferred income taxes	8.3	6.8
Deferred financing fees	2.5	3.9
Other long-term assets	0.4	0.4
	$255.8	$347.5

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable	$18.7	$31.1
Accrued and other current liabilities	44.3	82.9
Deferred revenue	13.1	74.1
Current portion of capital lease obligation	1.1	1.2
Current portion of long-term debt	10.2	9.4
	87.4	198.7

Long-term debt	96.3	104.9
Capital lease obligation	53.8	63.0
Other long-term liabilities	0.9	0.2
Deferred revenue	11.8	9.7
	250.3	376.5
Shareholders' equity (deficit)
Share capital	695.3	694.0
Accumulated other comprehensive income (loss)	2.7	(1.5)
Additional paid-in capital	48.6	43.7
Deficit	(741.2)	(765.3)
	5.5	(29.0)
	$255.8	$347.5

Amounts in this table may not add up due to rounding.

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SMART Technologies Inc.

Consolidated Condensed Statements of Cash Flows

(millions of U.S. dollars)

For the years ended March 31,
	2015	2014	2013

Cash provided by (used in)

Operations

Net income (loss)	$24.1	$20.5	$(54.5)
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization	17.8	51.8	36.7
Non-cash interest expense on long-term debt	1.3	0.4	0.3
Non-cash expense (recovery) in other liabilities	0.1	(3.9)	(1.2)
Stock-based compensation expense	5.9	3.6	3.3
Unrealized loss on foreign exchange	12.5	10.6	7.1
Deferred income tax expense (recovery)	14.8	(4.6)	(7.7)
Impairment of goodwill	–	–	34.2
Gain on liquidation of foreign subsidiary	(0.4)	–	–
(Gain) loss on sale of long-lived assets	(0.1)	(4.2)	0.1
Impairment of property and equipment	–	–	2.2
Trade receivables	19.8	(26.4)	26.3
Other current assets	2.2	1.1	2.6
Inventory	19.3	(18.6)	43.8
Income taxes recoverable and payable	(5.9)	21.7	(16.2)
Accounts payable, accrued and other current liabilities	(40.2)	7.4	(6.5)
Deferred revenue	(53.6)	(29.5)	(0.1)
Other long-term assets	–	(0.5)	–
Cash provided by operating activities	17.7	29.6	70.3

Investing
Capital expenditures	(6.7)	(11.4)	(19.3)
Proceeds from sale of long-lived assets	0.1	4.2	0.0
Intangible assets	–	–	(0.2)
Proceeds from sale-leaseback, net	–	76.2	–
Cash (used in) provided by investing activities	(6.6)	69.1	(19.4)

Financing
Repurchase of common shares	–	–	(0.8)
Proceeds from credit facilities and long-term borrowings	5.0	128.0	–
Repayment of credit facilities and long-term borrowings	(14.4)	(302.9)	(3.1)
Financing fees paid	(0.0)	(4.8)	–
Repayment of capital lease obligation	(1.2)	(1.4)	–
Participant Equity Loan Plan, net	0.2	0.6	0.5
Cash used in financing activities	(10.3)	(180.6)	(3.3)
Effect of exchange rate changes on cash and cash equivalents	(4.5)	(1.3)	(1.7)
Net (decrease) increase in cash and cash equivalents	(3.7)	(83.2)	45.8
Cash and cash equivalents, beginning of year	58.1	141.4	95.5
Cash and cash equivalents, end of year	$54.5	$58.1	$141.4

Amounts in this table may not add up due to rounding.

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For more information, please contact:

Investor contact

Ken Wetherell

Investor Relations Manager

SMART Technologies Inc.

+1.403.407.4233

KenWetherell@smarttech.com

Media contact

Robin Raulf-Sager

Director, Corporate Communications

SMART Technologies Inc.

+1.403.407.4225

RobinRaulf-Sager@smarttech.com

© 2015 SMART Technologies. SMART kapp, SMART Board 6065, SMART amp, Notebook Advantage, SMART Room System, the SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.

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